EXMOVERE HOLDINGS, INC.

David Bychkov
President and CEO

1600 Tysons Boulevard
8th Floor
McClean, VA 22102
(703) 245-8513
(703) 245-3001
david.bychkov@exmovere.com

October 15, 2010

VIA EDGAR and FACSIMILE
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re:	Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-161846)

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Exmovere Holdings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-161846), filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2009, March 8, 2010 and as amended on June 8, 2010 and July 16, 2010, respectively, together with all exhibits thereto (the “Registration Statement”).

In light of current market conditions, the selling stockholders have determined not to proceed with the offering described in the Registration Statement at this time. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

    It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

    Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Venus Springs, Esq. of Springs Law Firm PLLC, counsel to the Registrant, at 704-241-9995.

EXMOVERE HOLDINGS, INC.

By:	/s/ David Bychkov
Name: David Bychkov
Title: President, Chief Executive Officer and Chief Financial Officer